Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

	September 30,		December 31,
	2014		2013		2012		2011		2010		2009
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$103,442		$63,066		$234,778		$199,445		$145,990		$249,340
Amortization of capitalized interest	7,824		6,602		4,141		1,026		1,368		1,363
Distributions of income from equity investments	1,250		2,000		1,023		5,250		35		4,000
Capitalized interest	(102)		(29,378)		(41,975)		(44,883)		(24,492)		(15,484)
Fixed charges	65,169		71,682		79,448		79,205		71,816		22,038
Adjusted income from continuing operations before income tax provision	$177,583		$113,972		$277,415		$240,043		$194,717		$261,257
Fixed charges:
Interest expense	$64,508		$41,665		$36,327		$33,866		$46,938		$5,992
Capitalized interest	102		29,378		41,975		44,883		24,492		15,484
Interest within rental expense	559		639		1,146		456		386		562
Total fixed charges	$65,169		$71,682		$79,448		$79,205		$71,816		$22,038
Ratio of earnings to fixed charges	2.7	x	1.6	x	3.5	x	3.0	x	2.7	x	11.9	x

(1)                                 For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.